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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                               -----------------
                                  SCHEDULE TO

                                (Rule 14d-100)


  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES
                             EXCHANGE ACT OF 1934
                               -----------------
                                EMACHINES, INC.
                      (Name of Subject Company (Issuer))
                               -----------------
Empire Acquisition Corp.         eMachines, Inc.
    EM Holdings, Inc.     (Name of 13e-3 Filing Person)
      Lap Shun Hui
                   (Names of 14d-1 and 13e-3 Filing Persons)
                               -----------------
                                 Common Stock
                        (Title of Class of Securities)
                               -----------------
                                  29076P 10 Z
                     (CUSIP Number of Class of Securities)
                               -----------------
                              Lap Shun (John) Hui
                               7373 Hunt Avenue
                        Garden Grove, California 92841
                                (714) 890-8388
 (Name, Address, and Telephone Number of Persons Authorized to Receive Notices
        and Communications on Behalf of the Person(s) Filing Statement)
                               -----------------
                                With a copy to:
                             Murray Markiles, Esq.
                   Akin, Gump, Strauss, Hauer & Feld L.L.P.
                      2029 Century Park East, Suite 2400
                         Los Angeles, California 90067
                                (310) 229-1000
                               -----------------
                           Calculation of Filing Fee

                 Transaction valuation*               Amount of filing fee**
                 ----------------------               ----------------------
                      $160,998,402                           $32,200

--------
* Estimated for purposes of calculating filing fee only. Calculated as the sum of (a) $154,284,674, the product of $1.06, the per share tender offer price for all the outstanding shares of common stock of eMachines, Inc. (the "Common Shares"), and 145,551,579, the outstanding shares sought in the offer, and (b) $6,713,728 the cost to purchase the common stock issuable pursuant to outstanding stock options.

** The amount of the filing fee, calculated in accordance with Rule 0-11(d) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate value of the cash offered by Empire Acquisition Corp. for such number of Common Shares.

[_] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid:                           Filing Party:
        Form or Registration No.:                         Date File:

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

   Check the appropriate boxes below to designate any transactions to which the statement relates:

   [X] third-party tender offer subject to Rule 14d-1.

   [_] issuer tender offer subject to Rule 13e-4.

   [X] going-private transaction subject to Rule 13e-3.

   [X] amendment to Schedule 13D under Rule 13d-2.

   Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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

   This Tender Offer Statement on Schedule TO relates to the offer by Empire Acquisition Corp. (the "Purchaser"), a Delaware corporation and a direct wholly-owned subsidiary of EM Holdings, Inc. (the "Parent"), a Delaware corporation, to purchase all of the issued and outstanding shares of common stock of eMachines, Inc. (the "Company"), a Delaware corporation, at a price of $1.06 per share of common stock, net to the seller in cash, without interest, less any required withholding taxes upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 27, 2001 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1), and in the related Letter of Transmittal, a copy of which is attached hereto as Exhibit (a)(2) (which, as they may be amended and supplemented from time to time, together constitute the "Offer").

   The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all items of this Schedule TO, including, without limitation all of the information required by Schedule13e-3 that is not included in or covered by the items in Schedule TO, except as otherwise set forth below.

Item 10. Financial Statements.

   (a) Financial Information. Pursuant to the Instructions to Item 10, financial information is not material.

   (b) Pro Forma Information. Pursuant to the Instructions to Item 10, pro forma information is not material.

Item 11. Additional Information.

   (b) Other Material Information. The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

(a)(1) Offer to Purchase, dated November 27, 2001.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.

(a)(6) Guidelines for Certificates of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Text of Press Release issued by EM Holdings, Inc. on November 9, 2001 (incorporated by reference to
         Exhibit 99.1 of Schedule TO-C filed November 14, 2001 by Empire Acquisition Corp., EM
         Holdings, Inc. and Lap Shun Hui).

(a)(8) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001
         (incorporated by reference to Schedule TO-C filed November 20, 2001 by Empire Acquisition
         Corp., EM Holdings, Inc. and Lap Shun Hui).

(a)(9) Summary Advertisement published in the Wall Street Journal on November 27, 2001.

(b)(1) Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings,
         Inc., UBS AG, Stamford Branch and UBS Warburg LLC.

(c)(1) Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston Corporation.

(c)(2) Fairness Opinion, dated as of November 19, 2001, by Averil Capital Market Group, Inc.

(c)(3) Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18,
         2001.

(d)(1) Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among EM
         Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.


(d)(2) Buyer Option Agreements dated November 19, 2001, by and among EM Holdings, Inc., Empire
         Acquisitions Corp. and eMachines, Inc. (incorporated by reference to Exhibit 5 of Schedule TO-C filed November 20, 2001, by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui).

(d)(3) Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and idealab!
         Holdings, L.L.C. (incorporated by reference to Exhibit 3 of Schedule 13D filed November 9, 2001, by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui).

(d)(4) Confidentiality Agreement, dated November 12, 2001, by and among EM Holdings, Inc., eMachines,
         Inc. and Lap Shun Hui.

(f)    Section 262 of the Delaware General Corporation Law regarding appraisal rights (incorporated by reference to Appendix A of the Offer to Purchase filed as Exhibit (a)(1) hereto).

(g)    None.

(h)    None.

Item 13. Information Required by Schedule 13E-3.

  Item 2 of Schedule 13E-3--Subject Company Information.

   (f) Eligibility for Listing or Trading. The transaction does not involve the offer of securities of any filing person in exchange for equity securities held by unaffiliated security holders of the subject company.

  Item 6 of Schedule 13E-3--Purposes of the Transactions and Plans or Proposals.

   (c) Plans. Other than the transactions contemplated in the Offer to Purchase the filers have no present plans or proposals that would relate to or result in the following: (1)an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (3) any change in the present board of directors or management of the Company; (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company; (5) any other material change in the Company's business or corporate structure; or (6) any action similar to any of those enumerated above.

  Item 13 of Schedule 13E-3--Financial Statements.

   The audited financial statements of the Company as of and for the fiscal years ended December 31, 1999, and December 30, 2000, are hereby expressly incorporated herein by reference to Item 8 of the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2000, filed with the Securities and Exchange Commission on March 30, 2001.

   The unaudited financial statements of the Company as of and for the quarter and nine months ended September 30, 2000, and September 29, 2001, are hereby expressly incorporated by reference herein by reference to part I, Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter and nine months ended September 29, 2001, filed with the Securities and Exchange Commission on November 15, 2001.

   (b) Pro forma Information. Pursuant to the Instructions to Item 13, pro forma information is not material.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated: November 27, 2001
                                          EM HOLDINGS, INC

                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui
                                             Title:  President

Dated: November 27, 2001
                                          EMPIRE ACQUISITION CORP.

                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui
                                             Title:  President

Dated: November 27, 2001
                                             /s/ LAP SHUN HUI
                                          By: _________________________________
                                             Name: Lap Shun Hui

   After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement to the extent it constitutes a filing under Rule 13e-3 is true, complete and correct.

Dated: November 27, 2001
                                          EMACHINES, INC.

                                             /s/ WAYNE R. INOUYE
                                          By: _________________________________
                                             Name:  Wayne R. Inouye
                                             Title:   President and Chief
                                             Executive Officer

                                 EXHIBIT INDEX


(a)(1) Offer to Purchase, dated November 27, 2001.

(a)(2) Letter of Transmittal.

(a)(3) Notice of Guaranteed Delivery.

(a)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5) Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and
         Other Nominees.

(a)(6) Guidelines for Certificates of Taxpayer Identification Number on Substitute Form W-9.

(a)(7) Text of Press Release issued by EM Holdings, Inc. on November 9, 2001, (incorporated by reference to Exhibit 99.1 of Schedule TO-C filed November 14, 2001 by Empire Acquisition Corp., EM
         Holdings, Inc. and Lap Shun Hui).

(a)(8) Text of Press Release issued by EM Holdings, Inc. and eMachines, Inc. on November 20, 2001,
         (incorporated by reference to Schedule TO-C filed November 20, 2001, by Empire Acquisition
         Corp., EM Holdings, Inc. and Lap Shun Hui).

(a)(9) Summary Advertisement published in the Wall Street Journal on November 27, 2001.

(b)(1) Credit Agreement, dated November 26, 2001, by and among Empire Acquisition Corp., EM Holdings,
         Inc., UBS AG, Stamford Branch and UBS Warburg LLC.

(c)(1) Fairness Opinion, dated as of November 19, 2001, by Credit Suisse First Boston Corporation.

(c)(2) Fairness Opinion, dated as of November 19, 2001, by Averil Capital Market Group, Inc.

(c)(3) Presentation to the Board of Directors by Credit Suisse First Boston Corporation on November 18,
         2001.

(d)(1) Amended and Restated Agreement and Plan of Merger, dated November 26, 2001, by and among EM
         Holdings, Inc., Empire Acquisition Corp. and eMachines, Inc.

(d)(2) Buyer Option Agreements dated November 19, 2001, by and among EM Holdings, Inc., Empire
         Acquisitions Corp. and eMachines, Inc. (incorporated by reference to Exhibit 5 of Schedule TO-C filed November 20, 2001, by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui).

(d)(3) Stock Purchase Agreement, dated October 30, 2001, by and between Lap Shun Hui and idealab!
         Holdings, L.L.C. (incorporated by reference to Exhibit 3 of Schedule 13D filed November 9, 2001, by Empire Acquisition Corp., EM Holdings, Inc. and Lap Shun Hui).

(d)(4) Confidentiality Agreements, dated November 12, 2001, by and among EM Holdings , Inc.,
         eMachines, Inc. and Lap Shun Hui.

(f)    Section 262 of the Delaware General Corporation Law regarding appraisal rights (incorporated by reference to Appendix A of the Offer to Purchase filed as Exhibit (a)(1) hereto).

(g)    None.

(h)    None.